Exhibit 99.2

NEW BOARD APPOINTMENTS FOR CABLE & WIRELESS

Cable and Wireless plc today announced the appointment of Kate Nealon and Agnès Touraine as non-executive directors.

Kate Nealon, 51, is currently a non-executive director at HBOS plc, the UK’s largest mortgage bank, and a non-executive director of Monitor, the independent regulator of the NHS Foundation trusts.

She previously worked for Standard Chartered, an emerging markets bank with global operations based in the UK, as group head of legal and compliance from 1992 to 2004. A US-qualified lawyer, she has practised international banking and regulatory law in New York.

Agnès Touraine, 49, was chairman and chief executive of Vivendi Universal Publishing, the world’s third-largest producer of consumer publications, from 2000-2003. Having started her career as a consultant with McKinsey & Co, Agnès held senior strategy planning and management positions within the Lagardère Group before joining Vivendi Universal Publishing (formerly Havas).

She founded Act III Consultants, a management consulting firm, after leaving Vivendi Universal Publishing at the end of 2003. She is a non-executive director of lastminute.com plc and a board member of Fondation de France.

Both appointments take effect from January 18, 2005.

Cable & Wireless chairman Richard Lapthorne said: “I am delighted that Agnès and Kate are bringing their skills and experience in international business to Cable and Wireless. Both bring excellent track records of achievement at the highest levels of management. They add to our strengths in their combination of international business experience with their understanding and knowledge of the particular roles of non-executive directors. These appointments further broaden the skills of our board.”

Note to editors

The existing Cable & Wireless Board comprises
Chairman:	Richard Lapthorne
Deputy Chairmen:	Lord Robertson of Port Ellen GCMG; Robert Rowley.
CEO:	Francesco Caio
CFO:	Charles Herlinger
Executive Director, International Businesses: Harris Jones
Group Human Resources Director: George Battersby
Senior non-executive director: Graham Howe
Non-executive Directors: Bernard Gray, Anthony Rice, Kasper Rorsted

Contacts:

Investor Relations:
Louise Breen
Director, Investor Relations
Tel: +44 20 7315 4460

Craig Thornton,
Manager, Investor Relations
Tel: +44 20 7315 6225

Virginia Porter
VP, Investor Relations and Assoc. General Counsel
Tel: 001 212 551 3563

Media:
Lesley Smith
Director Corporate Affairs
Tel: +44 20 7315 4410

Steve Double
Group Head of Media Communications
Tel: +44 20 7315 6759

Peter Eustace
Head of Media Relations
Tel: +44 20 7315 4495